

MITSUI TRUST HOLDINGS, INC.
33-1, Shiba 3-chome
Minato-ku, Tokyo 105-8574, Japan
Phone: 81-3-5445-3500

June 16, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: MITSUI TRUST HOLDINGS, INC.
Furnishing of Information under Rule 12g3-2(b)

Ladies and Gentlemen:

We are writing in respect of the ongoing furnishing of information by Mitsui Trust Holdings, Inc., a foreign private issuer and a corporation incorporated under the laws of Japan (the "Company"), to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

The Company is the bank holding company of the Mitsui Trust Financial Group and its common stock is listed on the First Section of the Tokyo Stock Exchange. The Company furnishes information to the Commission pursuant to Rule 12g3-2(b) under File Number 082-04677. However, the Commission's internet website currently attributes this File Number to The Chuo Mitsui Trust and Banking Company, Limited ("Chuo Mitsui"), a wholly-owned bank subsidiary of the Company. Chuo Mitsui is a foreign private issuer, a corporation incorporated under the laws of Japan, and a predecessor entity of the Company.

The purpose of this letter is two-fold. We are writing in order to:

(i) request that the Commission change the name of the filer associated with File Number 082-04677 from Chuo Mitsui to the Company for the reasons discussed below; and

(ii) furnish to the Commission, pursuant to Rule 12g3-2(b)(1)(iv), a revised list identifying the information required to be furnished to the Commission by the Company under Rule 12g3-2(b).

Request for change to filer name

The Rule 12g3-2(b) exemption pursuant to which the Company currently furnishes information to the Commission was initially established by The Mitsui Trust and Banking Company, Limited ("Mitsui Trust") by letter to the Commission dated September 19, 1997.

Upon its approval of Mitsui Trust's Rule 12g3-2(b) exemption application, the Commission assigned to Mitsui Trust the File Number 082-04677.

Following a subsequent merger, Mitsui Trust was renamed The Chuo Mitsui Trust and Banking Company, Limited ("Chuo Mitsui"). Subsequent to the merger, the renamed Chuo Mitsui, as the listed successor entity of Mitsui Trust, continued to furnish to the Commission all information required under the Rule 12g3-2(b) exemption obtained by Mitsui Trust.

On February 1, 2002, Chuo Mitsui established the Company as the bank holding company of the Mitsui Trust Financial Group by way of a share transfer under the Commercial Code of Japan pursuant to which each shareholder of Chuo Mitsui received, in exchange for its Chuo Mitsui shares, shares of the Company. In connection with Chuo Mitsui's solicitation of shareholder approval for the share transfer, pursuant to Rule 802 under the Securities Act of 1933, Chuo Mitsui furnished to the Commission Form CB and Form F-X, each dated December 11, 2001. Since its formation pursuant to the share transfer, the Company, as the listed successor entity of Chuo Mitsui, has continued to furnish to the Commission all information required under Rule 12g3-2(b).

In light of the above, we respectfully request that the Commission update the name of the filer associated with File Number 082-04677 from The Chuo Mitsui Trust and Banking Company, Limited to Mitsui Trust Holdings, Inc.

Revised list identifying the information required to be furnished under Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b)(1)(iv), we attach hereto as Annex A a revised list identifying the information required to be furnished to the Commission by the Company under 12g3-2(b).

The attached list sets forth, as of March 31, 2006, the last day of the Company's most recently ended fiscal year, the information that the Company:

(i) has made or is required to make public pursuant to the laws of Japan, its country of domicile, incorporation and organization;

(ii) has filed or is required to file with any stock exchange and which has been made public by such exchange; and

(iii) has distributed or is required to distribute to its security holders.

The revised list also sets forth timing requirements and the source of the publication requirement for each listed item.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to the undersigned in the enclosed postage-paid envelope.

In the event of any questions or requests for additional information please do not hesitate to contact our United States counsel in connection with this application, Alan Cannon or Robert Laplante of Simpson Thacher & Bartlett LLP, Ark Mori Building, 37th Floor, 12-32,

Akasaka 1-chome, Minato-ku, Tokyo 107-6037, Japan, telephone + 81-3-5562-6200 / facsimile + 81-3-5562-6202.

Very truly yours,

MITSUI TRUST HOLDINGS, INC.

By: Yoshiaki Koshimura
Name: Yoshiaki Koshimura
Title: General Manager, Planning and Coordination Dept.

065133-0004-08514-Tokyo.2014311.4

Revised List Reflecting Changes in the Information Required to be Furnished to the Commission under Rule 12g3-2(b)

Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Annual securities report (including audited financial statements) (in Japanese)	Within three months after the end of fiscal year (March 31)	Article 24 of Securities and Exchange Law of Japan
Amendment to annual securities report (in Japanese) (if any)	When necessary	Article 24-2(1) of the Securities and Exchange Law of Japan
Semi-annual securities report (including interim financial statements) (in Japanese)	Within three months after the end of interim period (September 30)	Article 24-5(1) of the Securities and Exchange Law of Japan
Amendment to semi-annual securities report (in Japanese) (if any)	When necessary	Article 24-5(5) of the Securities and Exchange Law of Japan
Securities registration statement and any amendment thereto or shelf registration statement and supplemental documents thereto and any amendment thereto (in Japanese) (if any)	At the time of the offering or sale of securities	Article 4, 7, 9, 10, 23-3, 23-4, 23-8, 23-9 and 23-10 of the Securities and Exchange Law of Japan
Extraordinary report and any amendment thereto (in Japanese) (if any)	Without delay when necessary	Article 24-5(4) and (5) of the Securities and Exchange Law of Japan
Registration of take-over bid and any amendment thereto (in Japanese) (if any)	On the commencement date of take-over bid	Article 27-3, 27-8, 27-22-2 of the Securities and Exchange Law of Japan
Report regarding take-over bid and any amendment thereto (in Japanese) (if any)	The day immediately following the completion of such take-over period	Article 27-13, 27-22-2 of the Securities and Exchange Law of Japan

Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Registration regarding withdrawal of take-over bid (in Japanese) (if any)	By the end of such take-over period	Article 27-11, 27-22-2 of the Securities and Exchange Law of Japan
Report on acquisition of treasury shares by the Company and any amendment thereto (in Japanese) (if any)	By the 15th day of each month following the month when (i) a resolution is passed at a meeting of shareholders or the board of directors to acquire treasury shares, until such resolution expires, or (ii) the acquisition of its own shares for the purpose of cancellation thereof upon capital reduction or in accordance with the terms of such shares	Article 24-6 of the Securities and Exchange Law of Japan
Brief statement of annual financial results and forecast and any amendment thereto (in Japanese)	Without delay when available	Article 2 of Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange
Brief statement of interim financial results and forecast and any amendment thereto (in Japanese)	Without delay when available	Article 2 of Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange
Brief statement of 1st and 3rd quarterly financial results (in Japanese)	Without delay when available	Article 2 of Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange

Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Notice in relation to material issues as to the Company's business etc. that can significantly impact an investor's decision with respect to the Company and any amendment thereto (in Japanese) (if any)	Promptly after the occurrence of the event giving rise to such issues	Article 2 of Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange
Announcements and press releases material to an investment decision (in Japanese or English) (if any)	None	None
Annual business report to shareholders (in Japanese)	None	None
Semi-annual business report to shareholders (in Japanese) (if any)	None	None
Annual report (in English) (if any)	None	None
Notice of an ordinary general meeting of shareholders, including balance sheet, statement of income, report on operations and proposal for appropriation of retained earnings (in Japanese)	Two weeks prior to the meeting	Article 232(1) of the Commercial Code of Japan
Notice of an extraordinary general meeting of shareholders (in Japanese) (if any)	Two weeks prior to the meeting	Article 232(1) of the Commercial Code of Japan
Notice of resolutions of a general meeting of shareholders (in Japanese)	None	None
Public notice of balance sheet and profit and loss statement	Within three months after the end of fiscal year (March 31)	Article 52-28 of the Banking Law

Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Public disclosure of explanatory documents regarding business and asset conditions	Within four months after the end of fiscal year (March 31)	Article 52-29 of the Banking Law
Revitalization Plan and report of performance thereof (if any)	Upon request from the Financial Services Agency	Article 5 of the Law Concerning Emergency Measures for Early Revitalization of Financial Functions
Statutory public notices in Japan (in Japanese) (if any)	When necessary	The Commercial Code or the Securities and Exchange Law of Japan